AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2020.
No. 333-147611
No. 811-22147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 28	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 29	☒

INVESCO INDIA EXCHANGE-TRADED FUND TRUST
(Exact Name of Registrant as Specified in Charter)
3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515
(Address of Principal Executive Office)
Registrant’s Telephone Number, including Area Code: (800) 983-0903
Anna Paglia, Esquire
3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515

With Copies to:
Alan P. Goldberg Stradley Ronon Stevens & Young LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606	Eric S. Purple Stradley Ronon Stevens & Young LLP 2000 K Street, NW, Suite 700 Washington, DC 20006

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
EXPLANATORY NOTE: This Post-Effective Amendment No. 28 (the “Amendment”) to the Registration Statement on Form N-1A of Invesco India Exchange-Traded Fund Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.
This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 26 to the Trust’s Registration Statement, which was filed on February 28, 2020.

Invesco India Exchange-Traded Fund Trust
PART C. OTHER INFORMATION
Item 28.    Exhibits.
Exhibit Number			Description
(a)	(1)		Declaration of Trust of the Registrant dated August 3, 2007. (1)
	(2)		Amendment No. 1 to the Declaration of Trust. (11)
(b)			Amended and Restated By-Laws of the Registrant (as of June 4, 2018). (14)
(c)	(1)		Declaration of Trust of the Registrant, incorporated by reference to Item (a)(1) above.
	(2)		Amended and Restated By-Laws of the Registrant, incorporated by reference to Item (b) above.
(d)	(1)		Investment Advisory Agreement between the Registrant and Invesco Capital Management LLC. (2)
	(2)		Management Agreement between Invesco Mauritius and Invesco Capital Management LLC. (4)
	(3)		Management Services Agreement between Advisers and Registrant. (5)
	(4)	(a)	Memorandum of Agreement (as of April 11, 2019) between the Registrant and Invesco Capital Management LLC. (12)
		(b)	Exhibit A Schedule of Funds (as of December 12, 2019) to Memorandum of Agreement between the Registrant and Invesco Capital Management LLC. (14)
(e)	(1)	(a)	Amended and Restated Master Distribution Agreement between the Registrant and Invesco Distributors, Inc. (4)
		(b)	Schedule A (as of April 30, 2019) to the Amended and Restated Master Distribution Agreement (13)
(g)	(1)	(a)	Custody Agreement with Schedule I (as of September 17, 2018) between Registrant and The Bank of New York Mellon. (10)
		(b)	Schedule I (as of December 12, 2019) for Custody Agreement between Registrant and The Bank of New York Mellon. (14)
	(2)		Foreign Custody Manager Agreement. (8)
(h)	(1)	(a)	Fund Administration and Accounting Agreement (as of September 17, 2018) between Registrant and The Bank of New York Mellon. (9)
		(b)	Amendment A to Exhibit A (as of December 12, 2019) for Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon. (14)
	(2)	(a)	Amended & Restated Transfer Agency and Service Agreement. (7)
		(b)	Exhibit D (as of December 12, 2019) to the Amended and Restated Transfer Agency and Service Agreement between Registrant and The Bank of New York Mellon. (14)
	(3)		Form of Participant Agreement between Invesco Distributors, Inc. and the Participant. (8)
	(4)		Form of Sublicense Agreement between the Registrant and Invesco Capital Management LLC. (6)
(i)			Consent of Counsel - None.
(j)			Consent of Independent Registered Public Accounting Firm. (14)
(p)	(1)		Code of Ethics adopted by the Invesco Family of ETFs, Invesco investment advisers and distributor. (*)
(q)	(1)		Powers of Attorney for Messrs. Bagge, Barre, Carome, Kole and Wilson. (3)
	(2)		Powers of Attorney for Messrs. Lim and Wicker. (5)
	(3)		Powers of Attorney for Mses. Herget and Pace and Admiral Giambastiani. (*)
(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, filed on February 22, 2008.

(2)	Incorporated by reference to Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, filed on February 27, 2009.
(3)	Incorporated by reference to Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2012.
(4)	Incorporated by reference to Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2013.
(5)	Incorporated by reference to Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A, filed on February 27, 2014.
(6)	Incorporated by reference to Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A, filed on February 23, 2017.
(7)	Incorporated by reference to Post-Effective Amendment No. 612 to the Invesco Exchange-Traded Fund Trust II’s Registration Statement on Form N-1A, filed on July 3, 2017.
(8)	Incorporated by reference to Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2018.
(9)	Incorporated by reference to Post-Effective Amendment No. 272 to the Invesco Exchange-Traded Fund Trust’s Registration Statement on Form N-1A, filed on October 24, 2018.
(10)	Incorporated by referenced to Post-Effective Amendment No. 26 to the Invesco Exchange-Traded Self-Indexed Fund Trust’s Registration Statement on Form N-1A, filed on November 21, 2018.
(11)	Incorporated by referenced to Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2019.
(12)	Incorporated by referenced to Post-Effective Amendment No. 41 to the Invesco Exchange-Traded Self-Indexed Fund Trust’s Registration Statement on Form N-1A, filed on May 16, 2019.
(13)	Incorporated by referenced to Post-Effective Amendment No. 24 to the Trust’s Registration Statement on Form N-1A, filed on June 20, 2019.
(14)	Incorporated by referenced to Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A, filed on February 27, 2020.
(*)	Filed herewith.
Item 29.    Persons Controlled by or Under Common Control with the Fund.
None.
Item 30.    Indemnification.
The Registrant (also, the “Trust”) is organized as a Massachusetts business trust and is operated pursuant to a Declaration of Trust, dated August 3, 2007 (the “Declaration of Trust”).
Reference is made to Article IX of the Registrant’s Declaration of Trust:
Subject to the exceptions and limitations contained in Section 9.5, every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.
No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.
The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.
Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.
To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification. As used in this Section 9.5, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
Further Indemnification. Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.2 hereof or a reorganization or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.
Amendments and Modifications. Without limiting the provisions of Section 11.1(b) hereof, in no event will any amendment, modification or change to the provisions of this Declaration or the By-laws adversely affect in any manner the rights of any Covered Person to (a) indemnification under Section 9.5 hereof in connection with any proceeding in which such Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, officer or employee of the Trust or (b) any insurance payments under policies maintained by the Trust, in either case with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such amendment, modification or change to this Declaration or the By-laws.
Item 31.    Business and Other Connections of the Investment Adviser.
Reference is made to the caption “Management of the Fund” in the Prospectus constituting Part A, which is included in this Registration Statement, and “Management” in the Statement of Additional Information constituting Part B, which is included in this Registration Statement.
The information as to the directors and executive officers of Invesco Capital Management LLC as set forth in Invesco Capital Management LLC’s Form ADV filed with the Securities and Exchange Commission on March 26, 2020, and amended through the date hereof, is incorporated herein by reference.
Item 32.    Principal Underwriters.
(a) Invesco Distributors, Inc. serves as the principal underwriter for the following investment companies, including the Registrant, registered under the Investment Company Act of 1940, as amended:
AIM Counselor Series Trust (Invesco Counselor Series Trust)
AIM Equity Funds (Invesco Equity Funds)
AIM Funds Group (Invesco Funds Group)
AIM Growth Series (Invesco Growth Series)
AIM International Mutual Funds (Invesco International Mutual Funds)
AIM Investment Funds (Invesco Investment Funds)
AIM Investment Securities Funds (Invesco Investment Securities Funds)
AIM Sector Funds (Invesco Sector Funds)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Senior Loan Fund
Invesco Management Trust
Short-Term Investments Trust
Invesco Actively Managed Exchange-Traded Fund Trust
Invesco Actively Managed Exchange-Traded Commodity Fund Trust
Invesco Exchange-Traded Fund Trust
Invesco Exchange-Traded Fund Trust II

Invesco India Exchange-Traded Fund Trust
Invesco Exchange-Traded Self-Indexed Fund Trust
(b) The following are the Officers and Managers of Invesco Distributors, Inc., the Registrant’s underwriter.
NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH REGISTRANT	POSITIONS AND OFFICES WITH UNDERWRITER
Rocco Benedetto	None	Senior Vice President
Paul Blease	None	Senior Vice President
David Borrelli	None	Senior Vice President
Ken Brodsky	None	Senior Vice President
Daniel E. Draper	President & Principal Executive Officer	Senior Vice President
George Fahey	None	Senior Vice President
Jay Fortuna	None	Senior Vice President
Mark W. Gregson	None	Chief Financial Officer
Trisha B. Hancock	None	Senior Vice President
Clint Harris	None	President
John Hoffman	None	Senior Vice President
Eliot Honaker	None	Senior Vice President
Brian Kiley	None	Senior Vice President
Jeffrey H. Kupor	Chief Legal Officer	Secretary
Annette Janecka Lege	None	Treasurer
Brian Levitt	None	Senior Vice President
John McDonough	None	Director & Chief Executive Officer
Peter Mintzberg	None	Senior Vice President
Kevin Neznek	None	Senior Vice President
Tony Oh	None	Senior Vice President
Adam Rochlin	None	Senior Vice President
Benjamin Stewart	None	Senior Vice President
Paul E. Temple	None	Senior Vice President
Ben Utt	None	Executive Vice President
Rohit Vohra	None	Senior Vice President
Gary K. Wendler	None	Senior Vice President, Director, Marketing Research & Analysis
Donna White	None	Senior Vice President & Chief Compliance Officer
Crissie Wisdom	Anti-Money Laundering Compliance Officer	Anti-Money Laundering Compliance Officer
John M. Zerr	None	Senior Vice President
*	The principal business address for all directors and executive officers is Invesco Distributors, Inc., 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173.
(c) Not applicable.

Item 33.    Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are held in physical possession at the offices, as applicable, of: (1) the Registrant, (2) the Registrant’s investment adviser and (3) the Registrant’s custodian and administrator.
1.	Invesco India Exchange-Traded Fund Trust 3500 Lacey Road, Suite 700 Downers Grove, Illinois 60515
2.	Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, Illinois 60515
3.	The Bank of New York Mellon 240 Greenwich Street New York, New York 10286
4.	International Financial Services Limited IFS Court, Bank Street, Twenty Eight Cybercity, Ebene 72201 Mauritius
Item 34.    Management Services.
Not applicable.
Item 35.    Undertakings.
None
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Downers Grove and State of Illinois, on the 24th day of April, 2020.
Invesco India Exchange-Traded Fund Trust
By:	/s/ Daniel E. Draper
Daniel E. Draper
Title:	President
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the dates indicated.
SIGNATURE	TITLE	DATE
/s/ Daniel E. Draper	President	April 24, 2020
Daniel E. Draper
/s/ Kelli Gallegos	Treasurer	April 24, 2020
Kelli Gallegos
/s/ Anna Paglia	Secretary	April 24, 2020
Anna Paglia
*/s/ Ronn R. Bagge	Vice Chairman and Trustee	April 24, 2020
Ronn R. Bagge
*/s/ Todd J. Barre	Trustee	April 24, 2020
Todd J. Barre
*/s/ Kevin M. Carome	Trustee	April 24, 2020

SIGNATURE	TITLE	DATE
Kevin M. Carome
**/s/ Edmund P. Giambastiani, Jr.	Trustee	April 24, 2020
Edmund P. Giambastiani, Jr.
**/s/ Victoria J. Herget	Trustee	April 24, 2020
Victoria J. Herget
*/s/ Marc M. Kole	Trustee	April 24, 2020
Marc M. Kole
*/s/ Yung Bong Lim	Trustee	April 24, 2020
Yung Bong Lim
**/s/ Joanne Pace	Trustee	April 24, 2020
Joanne Pace
*/s/ Gary R. Wicker	Trustee	April 24, 2020
Gary R. Wicker
*/s/ Donald H. Wilson	Chairman and Trustee	April 24, 2020
Donald H. Wilson
*By: /s/ Anna Paglia		April 24, 2020
Anna Paglia
Attorney-In-Fact
*	Anna Paglia signs pursuant to powers of attorney filed with Post-Effective Amendment No. 6 and No. 10 to the Trust’s Registration Statement and incorporated by reference herein.
**	Anna Paglia signs pursuant to powers of attorney filed herewith.

Exhibit Index
(p)(1)	Code of Ethics adopted by Invesco family of ETFs, Invesco investment advisers and distributor.
(q)(3)	Powers of Attorney for Mses. Herget and Pace and Admiral Giambastiani.